Exhibit (d)(9)

November 29, 2012

Empeiria Acquisition Corp.

142 West 57th Street

11th Floor

New York, New York 10019

Gentlemen:

The undersigned (“Purchasers”) are pleased to submit this commitment letter (“Commitment Letter”) for a transaction whereby the Purchasers will acquire shares of a newly-created class of preferred stock (the “Series A Preferred Stock”) of Empeiria Acquisition Corp, a Delaware corporation, (the “Company”).

Commitment

The basic terms and conditions of our Commitment are as follows:

1.	Purchase Price. Purchasers will acquire 25,000 shares of the Series A Preferred Stock, par value $0.01 per share (the “Preferred Shares”), of the Company (the “Transaction”) for a purchase price (the “Purchase Price”) equal to $100 per share, or $2.5 million in the aggregate. The terms of the Series A Preferred Stock are set forth on Exhibit A to this Commitment Letter. Two days prior to Closing, the Purchasers will inform the Company as to how they have agreed to allocate the Purchase Price among themselves.

2.	Conditions. Conditions to closing the Transaction include the following:

(a)	Definitive Agreements – Purchasers will require the negotiation of mutually satisfactory definitive documentation, including a sale and purchase (the “Definitive Agreements”), with the sale and purchase agreement to include usual and customary terms and conditions.

(b)	Financing – Purchasers will not have any financing contingency for closing the Transaction. Purchasers may assign this Commitment Letter to an affiliate so long as such affiliate has, or will have on closing, sufficient capital to pay the Purchase Price.

(c)	Tender Offer. The Purchasers’ obligation to purchase the Shares shall be subject to the conditions that at the conclusion of the Company’s tender offer, (i) fewer than 92% of the Company’s Offering Shares (as defined in the Company’s certificate of incorporation, as amended) will have been validly tendered and not withdrawn and (ii) no fewer than 60% of the Company’s Offering Shares will have been validly tendered and not withdrawn.

3.	Termination. This letter may be terminated and the Transaction may be abandoned (i) at any time by the mutual agreement of the parties hereto or (ii) by any party hereto, if the Definitive Agreements have not been executed by the parties by December 31, 2012.

4.	Expenses. The Purchasers on the one hand and the Company on the other agree that they will each bear their own expenses in connection with the Transaction.

5.	Trust Account Waiver. Reference is made to the final prospectus of the Company dated June 15, 2011 (File No. 333-172629) (the “Prospectus”). Each Purchaser warrants and represents that it has read the Prospectus and understands that the Purchaser has established a trust account containing the proceeds of its initial public offering (“IPO”) and certain additional proceeds (collectively with the initial principal and interest accrued from time to time thereon, the “Trust Account”), initially in an amount of $61.2 million for the benefit of holders of the securities issued in the Company’s IPO (the “Public Stockholders”) and certain parties (including the underwriters of the IPO) and the monies in the Trust Account, including any proceeds therefrom, may only be distributed as provided in the Prospectus. By signing this letter, the Company and the Sellers hereby agree that, notwithstanding any provisions contained in this letter or the Definitive Agreements (including the indemnification provisions therein), the Company and the Purchasers do not now have, and shall not at any time have, any right, title, interest or claim of any kind in or to any monies in the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company and the Purchasers, this letter, the Definitive Agreements, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to as the “Trust Claims”). Notwithstanding any other provision contained in the letter or the Definitive Agreements, the Purchasers hereby irrevocably waive any Trust Claims they may have, now or in the future, and will not seek recourse against, the Trust Account for any reason whatsoever in respect thereof. In the event that the Purchasers commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to this Commitment Letter, which proceeding seeks, in whole or in part, relief against the Trust Account or the Public Stockholders, whether in the form of money damages or injunctive relief, the Company shall be entitled to recover from the Purchasers the associated legal fees and costs in connection with any such action, in the event the Company prevails in such action or proceeding. The Purchasers agree and acknowledge that such irrevocable waiver is material to this letter and specifically relied upon by the Purchaser to induce it to submit this letter proposal, and the Purchasers further intend and understand such waiver to be valid, binding and enforceable under applicable law.

6.	Governing Law. Each of the parties hereto agrees that this letter and the respective rights and duties and obligations hereunder shall be governed and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof. Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of any state or Federal court sitting in Delaware over any action or proceeding arising out of or relating to this letter, and each of the parties hereto irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such court.

[Signature page follows]

If you have any questions regarding this Commitment Letter, please call Alan Menkes at 212-887-1126. Thank you for your consideration of our offer.

Sincerely,

/s/ Alan B. Menkes
Alan B. Menkes

/s/ James N. Mills
James N. Mills

/s/ Michael Dion
Michael Dion

Agreed and Accepted: EMPEIRIA ACQUISITION CORP.

By:	/s/ Joseph Fong
Printed Name: Joseph Fong
Title: Chief Financial Officer
Date: November 29, 2012

TERMS OF SERIES A PREFERRED STOCK

Security:	Series A Preferred Stock, par value $0.01 per share

Dividend:	16% per annum, cumulating, payable in kind. In addition, the Series A Preferred Stock shall participate in any dividend as and when declared by the Board and paid to holders of the Company’s common stock, on a share-for-share basis.

Liquidation Preference:	Purchase price, plus all accrued and unpaid dividends to date of liquidation

Redemption:	Redeemable at the option of the Company at any time on 15 days’ notice, at any time after the first anniversary of the date on which all indebtedness for borrowed money of the Company is repaid in full, at a redemption price equal to the purchase price, plus all accrued and unpaid dividends to the date of liquidation, subject to compliance with any restrictions in the Company’s then-outstanding indebtedness. The Shares shall be subject to mandatory redemption on the date which is 181 days following the latest maturity date of any indebtedness of the Company outstanding on the date of closing of the acquisition by the Company of Integrated Drilling Equipment, Inc.

Voting:	The Series A Preferred Stock will not vote